UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

REPURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒                                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to

Commission file number 1-8029

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Ryland Group, Inc. Retirement Savings Opportunity Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Ryland Group, Inc.

24025 Park Sorrento, Suite 400

Calabasas, CA 91302

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

INFORMATION REQUIRED BY FORM 11-K

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

EMPLOYEE BENEFITS COMMITTEE

THE RYLAND GROUP, INC.

We have audited the accompanying statements of net assets available for benefits of The Ryland Group, Inc. Retirement Savings Opportunity Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
Los Angeles, California
June 3, 2005

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2004	December 31, 2003

Investments at fair value
Short-term investments	$14,444,674	$12,791,798
Common stock of The Ryland Group, Inc.	26,236,768	22,464,231
Mutual funds	115,599,992	90,233,793
Loans to participants	2,240,771	1,917,708
Total investments	158,522,205	127,407,530

NET ASSETS AVAILABLE FOR BENEFITS	$158,522,205	$127,407,530

See Notes to Financial Statements.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31, 2004	Year Ended December 31, 2003
ADDITIONS

Contributions
Employer	$9,000,404	$7,906,802
Participants	11,044,127	9,623,743
Rollovers	1,253,328	667,292
Total contributions	21,297,859	18,197,837

Interest
Loans to participants	115,606	112,798

Dividends
Common stock of The Ryland Group, Inc.	96,878	21,525
Mutual funds	2,831,362	1,787,643
Total dividends	2,928,240	1,809,168

TOTAL ADDITIONS	24,341,705	20,119,803

DEDUCTIONS

Benefit payments to participants	(8,666,340)	(6,785,271)

TOTAL DEDUCTIONS	(8,666,340)	(6,785,271)

Net realized and unrealized appreciation in fair value of investments	15,439,310	31,919,218

Increase in net assets available for benefits	31,114,675	45,253,750

Net assets available for benefits at beginning of year	127,407,530	82,153,780

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$158,522,205	$127,407,530

See Notes to Financial Statements.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A: SIGNIFICANT ACCOUNTING POLICIES

The financial statements of The Ryland Group, Inc. Retirement Savings Opportunity Plan (“the Plan” or “the RSOP”), previously known as The Ryland Group, Inc. Retirement and Stock Ownership Plan, are prepared on the accrual basis of accounting.

The preparation of financial statements, in accordance with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Plan’s investments are stated at fair value. Shares of registered investment companies, which are valued at quoted market prices, represent the net asset value of shares held by the Plan at year-end. Common stock of The Ryland Group, Inc. (the “Company”) is valued at the quoted market price at year-end. Units of the Vanguard Retirement Savings Trust are valued at net asset value at year-end. Participant loans, which are valued at their outstanding balance, approximate fair value.

The change in the difference between current fair value and the cost of investments is reflected in the statement of changes in net assets available for benefits as net realized and unrealized appreciation in fair value of investments.

Purchases and sales of investments are recorded on a trade-date basis. The net realized gain or loss on the sales of investments reflects the difference between the proceeds received and the cost of the specific investment shares sold and is reflected in the statement of changes in net assets available for benefits as net realized and unrealized appreciation in fair value of investments. Expenses relating to the purchases or sales of investments are added to their costs or deducted from their proceeds.

All references in the notes to the financial statements to shares of common stock, share prices and per share amounts have been retroactively restated for each of the 2004 and 2002 two-for-one stock splits.

The Company pays all administrative expenses incurred by the Plan. The Company’s expense related to the Plan’s administration was $78,163 and $83,529 in 2004 and 2003, respectively. Expenses incurred related to participant loans are paid by the Plan and the borrower. The Plan accounts for benefits due but unpaid as a component of net assets available for benefits. There were no material benefits due but unpaid at December 31, 2004 and 2003.

NOTE B: DESCRIPTION OF THE PLAN

General

The RSOP was established on August 16, 1989. The Plan was originally designed to be an employee stock ownership plan with a deferred compensation and profit sharing arrangement. The current Plan permits deferral of a portion of participants’ pretax income pursuant to Section 401(k) of the Internal Revenue Code. Participant contributions into the Plan are combined with Company contributions, which are allocated to participants as a match of their pretax deferrals. Matches are limited to the first six percent of the eligible participants’ compensation that is deferred. The Plan is subject to the Employee Retirement Income Security Act of 1974.

Employee Eligibility

All full-time employees are eligible to participate in the Plan following 30 days of employment. Part-time employees are eligible to participate in the Plan following the completion of 1,000 hours of service within the first 12 months of employment or within any Plan year after the date of hire.

Eligible participants can elect to contribute, on a pretax basis and through a system of payroll deductions, any whole number percentage, from one percent to 50.0 percent, of their compensation. In accordance with Internal Revenue Service regulations, no participant was allowed to contribute more than $13,000 to the Plan for the 2004 calendar year or more than $12,000 for the 2003 calendar year. Participants aged 50 or over can contribute an additional $3,000 that is unmatched by the Company. The Plan offers participants several investment options for their contributions; however, the Company’s common stock is not currently among those options.

Company Contributions

At January 1, 1994, the RSOP was amended to allow the Company to make both matching and discretionary contributions in the form of preferred shares, cash or a combination of both, which since January 1, 1998 has been in the form of cash. The Company matches 100.0 percent of participant contributions up to six percent of the participant’s annual salary and divides it among each participant’s investment fund selections. The Company made no discretionary contributions for the years ended December 31, 2004 and 2003.

Vesting

Participants’ contributions are fully vested at all times. Since 2001, Company matching contributions vest to participants over three years. Prior to 2001, Company matching contributions vested to participants over five years. Participants are automatically vested upon death, termination due to disability or retirement as defined in the Plan.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50.0 percent of their vested account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate of prime plus one percent. Principal and interest is paid ratably through payroll deductions.

Other

The Company expects and intends to continue the Plan but reserves the right to amend, suspend or terminate the Plan at any time. If the Company terminates the Plan, each participant will become fully vested in all of his/her Plan accounts and will be entitled to a distribution of such accounts in accordance with the terms of the Plan.

Earnings on investments, net gains or losses on sales of investments, and unrealized appreciation (depreciation) in fair value of investments are allocated to individual participant accounts based on a ratio of the individual’s account balance to the total fund balance.

NOTE C: COMPANY STOCK

On August 31, 1989, the Company sold shares of nontransferable convertible preferred stock to the Plan. During September 2001, Ryland called and redeemed all of the outstanding preferred stock. At the election of each individual preferred stockholder and in accordance with the terms of the preferred stock, each share of preferred stock was either purchased at a stock-split adjusted per share price of $7.8906 or converted into one share of Ryland common stock. At the time of redemption, all of the outstanding preferred stock was converted into 1,011,148 shares of common stock on a one-for-one basis.

During the first three quarters of 2003, each share of common stock received a quarterly dividend of $0.01. During the fourth quarter of 2003 and the first three quarters of 2004, each share of common stock received a dividend of $0.05. During the fourth quarter of 2004, each share of common stock received a dividend of $0.06. All dividends are paid in cash and are allocated to each participant’s fund selections. The number of shares of common stock included in Plan assets were 455,974 and 506,864 at December 31, 2004 and 2003, respectively.

NOTE D: DISTRIBUTIONS

A participant who terminates employment with the Company by reason of a separation from service, death, disability or retirement will be paid the current value of his/her contributions to the Plan, plus the vested portion of his/her account, if any, attributable to Company contributions. Distribution from a participant’s vested portion of his/her common stock account will be made at the participant’s election either in cash or whole shares of the Company’s common stock. If the participant elects to receive cash, the trustee will sell the shares of common stock on the open market and distribute the proceeds to the participant.

The unvested portion of the Company’s contributions credited to the terminating participant is forfeited on the earlier of the date of a distribution of the participant’s account balance (cash-out distribution to the participant or rollover distribution to another qualified retirement plan or IRA) or the last day of the Plan year in which the participant incurs five one-year periods of severance. The unvested portion is forfeited immediately if the participant elects and receives a distribution of the entire vested balance or if a distribution takes place under the Plan’s involuntary cash-out provision for account balances of $5,000 or less. All forfeitures were used to reduce future matching contributions required from the Company. For the years ended December 31, 2004 and 2003, the Company used $341,636 and $207,274, respectively, of forfeitures to reduce employer contributions.

NOTE E: INVESTMENTS

During 2004 and 2003, the Plan’s investments, including investments bought and sold, as well as investments held during the year, appreciated in fair value as follows:

	Year Ended December 31, 2004	Year Ended December 31, 2003

Mutual funds	$9,522,515	$17,146,332
Common stock of The Ryland Group, Inc.	5,916,795	14,772,886

	$15,439,310	$31,919,218

Investments that represent five percent or more of the Plan’s net assets at December 31, 2004 and 2003 are as follows:

	2004	2003

Vanguard 500 Index Fund	$22,056,829	$17,659,740
Vanguard Explorer Fund	22,072,098	18,784,784
Vanguard Total Bond Market Index	9,431,790	8,375,771
Vanguard U.S. Growth Fund	14,664,868	12,645,225
Vanguard Wellington Fund	19,750,077	15,643,374
Vanguard Windsor II Fund	11,046,342	7,309,530
Vanguard Retirement Savings Trust	14,444,674	12,791,798
Common stock of The Ryland Group, Inc.	26,236,768	22,464,231

If parties to the financial instruments failed to perform, the maximum accounting loss incurred by the Plan would be the fair value of the investments as stated on the statement of net assets available for benefits.

The Plan’s concentrations of credit risk and market risk are dictated by its provisions as well as by those of ERISA and the individual participant’s investment preference. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of these investments, it is possible that changes in risks in the near term could materially affect participants’ account balances and amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE F: INCOME TAX STATUS

On November 19, 2002, the Internal Revenue Service ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. To maintain its qualification, the Plan is required to operate in conformity with the IRC. The Plan’s sponsor has indicated that it will take all necessary steps to maintain the Plan’s qualified status. Subsequent amendments have been structured to, and are intended to, maintain the Plan’s tax-qualified status.

THE RYLAND GROUP, INC. RETIREMENT SAVINGS OPPORTUNITY PLAN
EIN: 52-0849948	PLAN: 003

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

DECEMBER 31, 2004

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest and Par or Maturity Value	Current Value

* Vanguard 500 Index Fund	Registered investment co.	$22,056,829

* Vanguard Explorer Fund	Registered investment co.	22,072,098

* Vanguard Extended Market Index Fund	Registered investment co.	5,129,958

* Vanguard International Growth Fund	Registered investment co.	4,706,000

* Vanguard Morgan Growth Fund	Registered investment co.	986,638

* Vanguard PRIMECAP Fund	Registered investment co.	5,755,392

* Vanguard Total Bond Market Index	Registered investment co.	9,431,790

* Vanguard U.S. Growth Fund	Registered investment co.	14,664,868

* Vanguard Wellington Fund	Registered investment co.	19,750,077

* Vanguard Windsor II Fund	Registered investment co.	11,046,342

* Vanguard Retirement Savings Trust	Common/collective trust	14,444,674

* The Ryland Group, Inc.	Common stock	26,236,768

* Participant Loans	High — 10.5%	2,240,771
	Low — 5.0%

* Indicates party in interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

THE RYLAND GROUP, INC RETIREMENT SAVINGS OPPORTUNITY PLAN
Registrant

June 28, 2005	By:	/s/ Robert J. Cunnion
Date	Robert J. Cunnion
Senior Vice President, Human Resources
(Plan Administrator)

INDEX OF EXHIBITS

Page of Sequentially Numbered Pages

Exhibit No.

23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	11